U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

CUSIP NUMBER 417119 10 4                        Commission File Number 1-8501


[X] Form 10-K     [ ] Form 11-K

[ ] Form 20-F     [ ] Form 10-Q and Form 10-QSB         [ ] Form N-SAR

For period ended November 30, 2002


[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For period ended

 Read Attached Instructions Sheet Before preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items to which the notification relates: ____________

Part I - - Registrant Information

Full name of registrant   HARTMARX CORPORATION

Former name if applicable

Address of principal executive
office (Street and number)     101 North Wacker Drive

City, state and zip code       Chicago, Illinois 60606


Part II - - RULE 12b-25(b) and (c)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report on Form 10-K will be filed on
                  or before the 15th calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III - - Narrative

         The annual report on Form 10-K of Hartmarx Corporation (the "Company") for the fiscal year ended November 30, 2002 cannot be timely filed without unreasonable effort or expense due to the circumstances described in the Company's Form 8-K of February 6, 2003, which is incorporated by reference herein, and as disclosed in the Company's press release issued on February 6, 2003. The Company will file the subject annual report on Form 10-K no later than 15th calendar day following the prescribed due date.

Part IV - - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

      Glenn R. Morgan, Executive Vice President & Chief Financial Officer 312 372-6300

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X]  Yes                  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X]  Yes                  [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As reported in the registrant's Current Report on Form 8-K dated February 6, 2003, which is incorporated by reference herein, the registrant continues to expect to report positive pre-tax earnings for 2002 before consideration of extraordinary charges of approximately $4.2 million pre-tax, or $2.5 million, net of tax benefit, associated with the refinancing of high cost debt. At this time, the registrant is unable to make a more specific estimate of anticipated changes to results of operations from the corresponding period for the prior fiscal years.



                             Hartmarx Corporation
                        (name as specified in charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 28, 2003                  By:  /s/ TARAS R. PROCZKO
                                             -----------------------------
                                             Name:   Taras R. Proczko
                                             Title:  Senior Vice President